UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México announces the departure of Ángel Rivera Congosto, Vice President of Retail Banking, who will assume a new role in the Group.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: September 23, 2020

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES THE DEPARTURE OF ÁNGEL RIVERA CONGOSTO, VICE PRESIDENT OF RETAIL BANKING, WHO WILL ASSUME A NEW ROLE IN THE GROUP

Mexico City, Mexico, September 23, 2020 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander México” or the “Bank”) one of the leading Mexican banks, announced that, as a result of the mobility policy of Grupo Santander, Ángel Rivera Congosto, who arrived to Mexico three years ago as Vice President of Retail Banking, will return to Spain to assume a new role, effective October 15.

Héctor Grisi, executive president and chief executive officer of Banco Santander México, commented: “Under Angel’s leadership and determination, we have been able to achieve excellent results during the last three years and every day more people consider us their first banking option, due to Movimiento Santander, which revolutionized the way in which we work to attract and engage clients, including the deep transformation of the retail network and our specialized businesses. Furthermore, Ángel led our digital transformation with the creation of our digital factory, which has produced several innovative initiatives in the market.

Ángel has always shown an enormous enthusiasm and professionalism in everything he does, traits that he leaves behind for his team and that will certainly continue to allow us to obtain successful results. I want to thank him for his commitment to Santander México throughout these years, always performing at the highest level both professionally and personally”.

Since 2017, Mr. Rivera served as vice president of retail banking of Banco Santander México, which includes the areas of business strategy, retail networks, digital and innovation, client strategy and commercial planning. His roles and duties will be assumed by experienced executives in these areas who will report directly to the executive president and chief executive officer.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of June 30, 2020, Banco Santander México had total assets of Ps.1,929 billion under Mexican Banking GAAP and more than 18.6 million customers. Headquartered in Mexico City, the Company operates 1,406 branches and offices nationwide and has a total of 20,062 employees.

Investor Relations Contact Information

Héctor Chávez López – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations

investor@santander.com.mx

Material Fact

Banco Santander México